ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

February 13, 2012	Paul M. Kinsella 617-951-7000 617-951-7050 fax Paul.Kinsella@ropesgray.com

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 4720 Washington, D.C. 20549-4720
Attention:	Mr. Jeffrey Riedler
Mr. John Krug

Re:	Supernus Pharmaceuticals, Inc. Registration Statement on Form S-1 Filed December 30, 2011 File No. 333-171375

Dear Mr. Riedler and Mr. Krug,

On behalf of Supernus Pharmaceuticals, Inc., a Delaware corporation (the “Company”), we are writing in response to the comment letter, dated January 26, 2012 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Registration Statement on Form S-1 (File No. 333-171375), filed on December 23, 2010, as amended on February 8, 2011 and December 30, 2011 (as so amended, the “Registration Statement”), and relating to the Company’s registration of shares of its Common Stock, $0.001 par value per share. Concurrently herewith, the Company has filed Pre-Effective Amendment No. 3 to the Registration Statement (“Amendment No. 3”) incorporating the revisions described in this letter. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Comment Letter and are based upon information provided to Ropes & Gray LLP by the Company. For your convenience, three courtesy copies of this letter and Amendment No. 3, which has been marked to show the changes from Pre-Effective Amendment No. 2 to the Registration Statement as filed on December 30, 2011, are also being delivered to Mr. John Krug.

For the convenience of the Staff’s review, we have set forth the Staff’s comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references used in the Staff’s comments refer to Pre-Effective Amendment No. 2 to the Registration Statement, as filed on December 30, 2011; page numbers and other similar references used in the Company’s responses refer to Amendment No. 3, unless otherwise noted.

FORM S-1

Use of Proceeds, page 46

1.             We considered your response to comment 5 of our correspondence dated February 22, 2010 but we believe that you can and should provide disclosure based upon your best reasonable estimate of the use of proceeds at this time.  Accordingly, please disclose the amount of proceeds you currently expect to allocate for each of the specified uses, including the uses described in the second paragraph of this section.  With respect to specified pipeline products, please state the stage of development you expect the funds to be applied will enable you to attain for each pipeline product.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 46 of Amendment No. 3 to allocate the proceeds among each of the specified uses and to provide the stage of development the Company expects to attain for each pipeline product. The Company advises the Staff that it will provide the actual amounts in a future filing, once the estimated aggregate proceeds are determined.

Management’s Discussion and Analysis of Financial Condition and results of Operations Liquidity and Capital Resources
Cash Flows

Operating Activities, page 71

2.             Please revise your disclosure of the net cash used in operating activities for the nine months ended September 30, 2011 to discuss where the actual usages and sources of cash originated; attributing changes to net changes in working capital does not appear to be sufficiently informative.

Response: In response to the Staff’s comment, the Company has included the actual usages and sources of cash in its disclosure of the net cash used in operating activities for the nine months ended September 30, 2011 on page 72 of Amendment No. 3.

Critical Accounting Policies and Estimates
Stock-Base Compensation, page 76

3.             After your IPO price range has been set, please disclose each significant factor contributing to the difference between the fair value as of the date of each grant of equity instrument issued, including options, warrants classified as equity instruments, and preferred stock as applicable, and the estimated IPO price or when a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value as determined by that valuation.  Reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.  Please ensure that all of your equity instruments issued during the periods presented are included in your tabular disclosure.  Please continue to revise your tabular disclosure as necessary to include information for all equity instruments issued subsequent to the balance sheet date through the date of your latest response.

Response: The Company advises the Staff that it will supplementally provide the Staff with the anticipated price range, as soon as it is available. The Company will also provide the Staff with the disclosure that it expects to include in a subsequent amendment to the Registration Statement which will include each significant factor contributing to the difference between the fair value as of the date of each grant of equity instrument issued and the estimated IPO price or when a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value as determined by that valuation.  The Company will also reconcile and explain the differences between the mid-point of the anticipated offering price range and the fair values included in its analysis.  The Company confirms that it will continue to revise its tabular disclosure as necessary to include information for all equity instruments for which a valuation is available and that have been issued subsequent to the balance sheet date through the date of the latest response.

SPN-804 Development Program, page 97

4.             We note the revisions you made in response to comment 8.  Please expand the discussion to address the risk you face as a result of proceeding with your revised clinical protocol prior to receipt of FDA approval.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 98 of Amendment No. 3 to discuss the risk it faces as a result of proceeding with the revised clinical protocol for SPN-804 prior to receipt of FDA approval.

SPN-812, page 105

5.             We note the statement you submitted one IND for SPN-812 in 2010.  Please confirm the date, file number, and name under which the IND was submitted.

Response: In response to the Staff’s comment, the Company confirms that it submitted one IND for SPN-812 on April 22, 2010, file number 106,729 and under the product name SPN 812V.

Executive Compensation, page 128

6.             Please note your next amendment should revise this section to:

•      Include 2011 as well as 2010 data in the summary compensation table;

•      Update the other compensation tables required by Item 402 to 2011; and

•      Update the Compensation Discussion and Analysis to discuss any additional developments in compensation including the award of cash bonuses for 2011, the determination of base salaries for 2012, or any changes in the way that cash bonuses or other incentive compensation will be awarded for 2012 performance.

Response: The Company confirms that it has included 2011 as well as 2010 data in the summary compensation table, updated the other compensation tables required by Item 402 to 2011 and updated the Compensation Discussion and Analysis to discuss any additional developments in compensation.  The Company advises the Staff that it has not yet made any determination of cash bonuses for 2011 but will update these amounts in a subsequent amendment to the Registration Statement if such determinations are made prior to effectiveness of the Registration Statement.

Principal Stockholders, page 146

7.             Please update the beneficial ownership table to the latest practicable date.

Response: In response to the Staff’s comment, the Company has updated the beneficial ownership table as of December 31, 2011 on page 147 of Amendment No. 3.

Consolidated Financial Statements
Consolidated Statements of Operations, page F-4

8.             Your diluted income per share of $0.01 in 2009 is greater than your basic loss per share of $0.53.  In Note 3 on page F-19 you appear to indicate that your Series A Preferred Stock and stock options and non-vested stock are dilutive in 2009.  Please explain to us how these issuances are not antidilutive under ASC 260-10-45-17 through 45-20.  In this regard, the last sentence in ASC 260-10-45-20 appears to address situations similar to yours where net income exists but preferred dividends create a loss attributable to common stockholders.  If appropriate, please revise your filing to restate your 2009 diluted earnings per share.

Response: In response to the Staff’s comment, the Company reviewed its earnings per share calculations and the guidance referred to in the Staff’s comment.  The Company acknowledges that the objective of the last sentence in ASC 260-10-45-20 is to avoid a situation in which diluted earnings per share is anti-dilutive when compared to basic earnings per share.  The Company had not considered this guidance when it originally reported diluted earnings per share.  The Company recomputed 2009 diluted earnings per share, which in this circumstance should be the same as basic earnings per share, and determined that its prior calculation was incorrect and, in fact, should have been diluted loss per share of $(0.53). This has been revised in Amendment No. 3.

The financial statement disclosures related to this restatement are included in Note 3 to the consolidated financial statements and are presented in accordance with ASC 250, Accounting Changes and Error Corrections.  Ernst & Young LLP’s opinion on the restated consolidated financial statements has been appropriately modified to refer to the restatement.

Notes to Consolidated Financial Statements
3.  Summary of Significant Accounting Policies
Warrant Liability, page F-18

9.             We acknowledge your response to our previous comment seven.  Although you disclose here and on page 83 that these warrants are classified as liabilities, you do not appear to disclose why liability treatment is appropriate.  Please address the following additional comments:

•      Please revise your disclosure to clarify that the future exercise price of these warrants after your IPO will be the lesser of your common stock IPO price or $1.00 as stipulated in Section 1.8 of your warrant agreement.

Response:  In response to the Staff’s comment, the disclosure in Note 4 to the consolidated financial statements and on pages 41, 58, 68, 84, 151, 155 and II-3 of Amendment No. 3 has been revised to state that the future exercise price of these warrants after the IPO will be the lesser of the Company’s common stock IPO price or $1.00 as stipulated in Section 1.8 of the underlying warrant agreement.

•      Please clarify for us why these warrants qualify for derivative liability treatment by providing us your analysis of all the provisions of this warrant and referencing the appropriate authoritative literature to support your position.

Response:  The Company advises the Staff that with respect to the warrants issued on January 26, 2011, the Company considered the guidance in ASC 480-10-25.  The guidance generally requires liability classification for the following two broad classes of financial instruments which are discussed in paragraphs 8 and 14, respectively, of ASC 480-10-25:

1)         A financial instrument, other than an outstanding share, that, at inception, (a) embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and (b) requires or may require the issuer to settle the obligation by transferring assets shall be classified as a liability.

2)         A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:

•      A fixed monetary amount known at inception (for example, a payable settleable with a variable number of the issuer’s equity shares);

•      Variations in something other than the fair value of the issuer’s shares (for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares); or

•      Variations inversely related to changes in the fair value of the issuer’s equity shares (for example, a written put option that could be net share settled).

The Company’s warrants represent an obligation to issue shares.  However, the Company’s obligation to issue shares in accordance with the warrant agreement does not have a fixed value due to sections 1.8 and 1.9 of the warrant agreement, which provide for the following:

1)     Section 1.8: If the Company consummates a public offering of its equity securities, the unexercised portion of the warrant (if any) will automatically convert into a warrant exercisable for common stock at the lesser of (i) the price per share of common stock issued in the IPO or (ii) $1.00 per share.

2)     Section 1.9: The number of shares for which the warrant is exercisable shall be increased concurrently with the making of the Term B loan by an amount equal to (x) 50,000 or (y) in the event this warrant becomes exercisable into common stock, $50,000 divided by the IPO price.

Therefore, the warrants do meet the scope of ASC 480 and thus should be classified as liabilities under that guidance.

•      Please explain to us why you believe liability classification is not required after consummation of your IPO.

•      Please explain to us why the exercise price and number of share adjustment provision under Section 2.3 of your warrant agreement and Section 4(d) of your Certificate of Incorporation does not necessitate derivative liability accounting treatment under ASC 815-40-15-5 through 15-8.  In this regard, it does not appear that the adjustment formula in Section 4(d)(iv) of your Certificate of Incorporation adjusts only for the dilutive effect caused by a future issuance of equity below the then-current market price as stipulated in Example 17 at ASC 815-40-55-42 and 55-43.

Response:  Section 2.3 of the warrant agreement and section 4(d)(iv) of the Company’s certificate of incorporation collectively provide for “down-round” anti-dilution adjustment(s) for the warrants in certain situations whereby the Company sells or issues (a) shares at a price per share less than the exercise price of the warrants, or (b) equity-linked financial instruments with strike prices less than the exercise price of the warrants.  These are not permitted adjustments within the context of the equity indexation guidance of ASC 815-40-15 as it relates to a “fixed-for-fixed” exchange, as is explicitly detailed in example 9 of ASC 815-40-55-33 and 55-34.  However, as a result of this “down round” provision, the warrants should continue to be classified as derivative liabilities upon an IPO (at which point the shares underlying the warrants are converted from redeemable preferred stock to common stock).  The Company has revised its disclosure in Amendment No. 3 to reflect the fact that the warrants will continue to be classified as derivative liabilities subsequent to the Company’s IPO.

•      To the extent that liability treatment is necessary after your IPO, please:

•      Revise your disclosure throughout your filing to clarify; and

•      Explain to us how you intend to value these warrants in the future.  In this regard, we believe that the potential exercise price and share number revisions render single-path option pricing models, such as Black-Scholes, inappropriate.

Response: The Company has revised its disclosures in Amendment No. 3  to reflect that the warrants will continue to be classified as derivative liabilities subsequent to the Company’s IPO.  The Company acknowledges the Staff’s comment that the application of a single-path option pricing model such as Black-Scholes subsequent to the IPO would be inappropriate.  The Company advises the Staff that the fair value of the warrants will be determined using either a risk-neutral lattice methodology within a Monte Carlo analysis or a Black-Scholes model within a Monte Carlo framework to assess the impact of potential modifications to the warrant exercise price into the calculation of fair value.

15.  Subsequent Events, page F-35

10.           You disclose that you sold your entire equity ownership interest in TCD to an entity affiliated with one of your stockholders for $27 million and a contingent milestone payment of $3 million but you retained certain duties and obligations for as long as your non-recourse notes remain outstanding.  You state that you will account for this transaction as a sale of a subsidiary in accordance with ASC 810-10 and you will report the gain on sale as a component of Other Operating Expenses in your consolidated statements of operations.  Please provide us a comprehensive analysis of your accounting for the Purchase Transaction; include the factors you considered in making the determination that ASC 810-10 was the accounting guidance applicable to the transaction.  In your response, please tell us how your retention of duties and obligations under the non-recourse notes and related agreements does not preclude immediate gain recognition.  Tell us whether, and if so, how SAB 5E applies.

Response: In response to the Staff’s comment, the Company advises the Staff that it determined that ASC 810 (Consolidations) was the applicable accounting guidance for the sale of TCD Royalty Sub LLC (“TCD”), its wholly owned subsidiary.  ASC 810-10-40-3A(a) provides that the deconsolidation and derecognition guidance in this section applies to a subsidiary that is a nonprofit activity or a business.  In making the determination as to whether this transaction should be accounted for in accordance with the provisions of ASC 810, the Company first considered whether the subsidiary met the definition of a business as set forth in ASC 805 (Business Combinations).

Under ASC 805, if the acquired set of activities and assets are capable of being operated as a business from the viewpoint of a market participant, the acquired assets and assumed liabilities are a business subject to the accounting requirements of ASC 805. ASC 805-10-55-4 provides that a business consists of inputs and processes applied to those inputs, with the ability to create outputs. While a business generally consists of three elements (i.e., inputs; processes; outputs), outputs are not required to qualify as a business.

Inputs are defined as any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it, such as long-lived assets, including intangible assets, or rights to use long-lived assets.  The licensed intellectual property under the Residual License Agreements, including the rights to receive future royalty payments under such Residual License Agreements, qualify as inputs as defined in ASC 805-10-55-4a.

Processes are defined as any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. TCD had a system in place pursuant to the executed Servicing Agreement, where the Company agreed to provide services to assist TCD in administering and complying with the terms of the Residual License Agreements, the non-recourse notes and the other agreements.  Accordingly, the Company determined that these activities qualify as processes as defined in ASC 805-10-55-4b.

The Company concluded that TCD had both inputs and processes in place that enabled it to be considered a “business” under the interpretations of ASC 805-10-55-4, which in turn led to the conclusion that the sale and deconsolidation of TCD should be accounted for in accordance with the provisions of ASC 810.

ASC 810-10-55-4A requires a parent to deconsolidate a subsidiary as of the date the parent ceases to have a controlling financial interest in the subsidiary, such as in the event of a sale.  This guidance is relevant to the Company, as it sold all of its equity interest in TCD. The Company determined it had not retained any interests in nor any of the risks and rewards of TCD ownership nor had it guaranteed any payment of principal or interest on the non-recourse notes. While the Company is serving as an agent for the debt holders in discharging its retained duties under the ongoing Servicing Agreement, the Purchaser has assumed all duties and obligations under the non-recourse notes. Further, the Company has no rights or obligations to repurchase any equity interests in TCD now or anytime in the future.

ASC 810-10-40-5 states that, except if the sale is through a nonreciprocal transfer to owners, a parent shall account for the deconsolidation of a subsidiary by recognizing a gain or loss in net income attributable to the parent measured as the difference between the fair value of any consideration received and the carrying amount of the former subsidiary’s assets and liabilities. This guidance led to the conclusion that the Company recognize a gain in its consolidated statement of operations, in Other Income/Expense, for the difference between fair value of the consideration and the carrying value of TCD’s assets and liabilities.

As discussed in Note 15 to the consolidated financial statements, after completion of the sale of TCD, the Company retained certain duties and responsibilities under the ongoing Servicing Agreement.  The Company will continue to perform these services in exchange for a quarterly fee of $10,000, or $40,000 annually. These retained duties primarily consist of: (i) maintaining the licensed intellectual property, including defending any challenges of patents that may arise, and (ii) overseeing the payments by the counterparties under the two license agreements and the ultimate payout to the holders of the non-recourse notes.  After evaluating the level of effort expected to be involved in performing these ongoing duties associated with the Servicing Agreement, the Company believes that the compensation of $10,000 per quarter adequately reflects the fair value of these services.  In further support of this, the Company notes that the Servicing Agreement was negotiated in April 2008 at the time of the issuance of the non-recourse notes and was not renegotiated or amended in contemplation of the December 2011 Purchase Transaction. During the intervening period from April 2008 to the present, the Company’s records, including but not limited to timesheets, support the conclusion that the quarterly fee of $10,000 fairly compensates the Company for all of the services provided. As the Company believes that the ongoing fee will adequately cover the fair value of any future services to be rendered, it does not believe that any of the $27 million upfront fee should be allocated to the ongoing services effort.  The Company will record the ongoing services of $10,000 per quarter as Other Income in the quarter in which the services are performed.

The Company advises the Staff that it also considered the applicability of SAB 5E, which provides that before recognizing a gain, a company should identify all elements of a divestiture and allocate consideration to each element.  As there are no known or expected costs over and above the $40,000 annual fee to be received in accordance with the Servicing Agreement, no accounting for guarantees or contingencies is necessary.  Additionally, because there is no recourse by the Purchaser relating to the non-recourse notes or interest thereon, the accounting guidance relating to receivables and interest would not impact the recognition of the gain on sale of subsidiary.

*  *  *  *  *

Please be advised that, in connection with the Comment Letter and the Company’s responses thereto, the Company hereby acknowledges the Staff’s position that the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact me at (617) 951-7921.

Best Regards,

/s/ Paul M. Kinsella
Paul M. Kinsella

cc:	Jack A. Khattar (Supernus Pharmaceuticals, Inc.)
Gregory S. Patrick (Supernus Pharmaceuticals, Inc.)
Mitchell S. Bloom (Goodwin Procter LLP)
Edward A. King (Goodwin Procter LLP)